

March 1, 2012

<u>Via E-mail</u>
Douglas A. Milroy
Chief Executive Officer
G&K Services, Inc.
5995 Opus Parkway
Minnetonka, MN 55343

> **Re:** **G&K Services, Inc.**
> **Form 10-K for the Year Ended July 2, 2011**
> **Filed August 26, 2011**
> **Form 10-Q for the Period Ended October 1, 2011**
> **Filed November 4, 2011**
> **Form 10-Q for the Period Ended December 31, 2011**
> **Filed February 3, 2012**
> **File No. 000-04063**

Dear Mr. Milroy:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended July 2, 2011

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 15

Overview, page 15

1. Please expand the introductory section to provide a more robust executive-level discussion that identifies the most important themes or other significant matters with which management is primarily concerned when evaluating the company's financial condition and operating results. A good introduction or overview would:

- Include economic or industry-wide factors relevant to the company;

- Provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, and risks. For example, you should discuss management's "strategic plan" and your performance relative thereto; and

- Disclose key operating metrics and how management evaluates these metrics.

For more information, refer to Part III.A. of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003).

Liquidity, Capital Resources and Financial Condition, page 22

2. Please provide expected interest payments owed under your credit instruments in the Cash Payment Obligations table on page 25.

Notes to consolidated Financial Statements

Summary of significant accounting policies

Revenue recognition, page 41

3. We note from the paragraph bridging pages 41 and 42 that during the fourth quarter of fiscal year 2010 you made changes in your business practices that materially improved your reported results in fiscal years 2010 and 2011. Identify those business practices and explain to us what changed. Explain why it became preferable to modify your revenue recognition policy for replacement fees. Explain the basis of your new accounting policy under US GAAP. Provide your independent registered auditors' preferability letter regarding this change or explain to us why such a letter is unnecessary.

Form 10-Q for the Period Ended December 31, 2011

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 17

Results of Operations, page 18

4. The disclosure on page 18 indicates that you changed how you recognize revenue attributable to certain replacement fees during the fourth quarter of fiscal 2010. We note

that the respective Results of Operations discussions on pages 19 and 20 provide adjusted figures which exclude certain fiscal 2011 period revenues based on the modification of your revenue recognition policy. Please explain why these adjusted figures are appropriate given that the modified revenue recognition policy applied to each of the periods discussed. For example, each of the three month periods ended December 31, 2011 and January 1, 2011 took place after the fourth quarter of fiscal year 2010, during which you changed your policy. Please note that this comment applies equally to the Form 10-Q for the period ended October 1, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director